
Bangkok Bank
ธนาคารกรุงเทพ

06010473


SEC MAIL
RECEIVED
PROCESSING
JAN 25 2006
WASH. D.C.
213
SECTION

January 20, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for year 2005 and the 4th quarter of 2005 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

PROCESSED
JAN 26 2006
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President



Ref: FSSR 6/2549
20 January, 2006

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the year 2005

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-1 for the year ended December 31, 2005, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at December 31, 2005
Document No. 2	Balance Sheet as at December 31, 2005, compared with Balance Sheet as at September 30, 2005 and December 31, 2004
Document No. 3	Statement of Income for the quarters ended December 31, 2005, September 30, 2005 and December 31, 2004
Document No. 4	Statement of Income for the years ended December 31, 2005 and 2004
Document No. 5	Summary of Financial Results for the quarter and year ended December 31, 2005

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President



Document no. 1

Summary Statement of Assets and Liabilities

C.B. 1.1

As of 31 December, 2005

ASSETS	Baht
Cash	34,152,169,579.28
Interbank and money market items	126,653,269,294.68
Securities purchased under resale agreements	5,100,000,000.00
Investment in securities, net (with obligations Baht 141,720,123,000.00)	310,103,041,028.38
Credit advances (net of allowance for doubtful accounts)	832,420,712,254.34
Accrued interest receivables	2,087,658,072.59
Properties foreclosed, net	39,634,863,125.47
Customers' liabilities under acceptances	621,361,556.33
Premises and equipment, net	32,893,950,644.48
Other assets	9,354,114,083.93
Total Assets	1,393,021,139,639.48
Customers' liabilities under unmatured bills	10,068,444,799.93
Total	1,403,089,584,439.41
LIABILITIES	
Deposits	1,156,530,239,956.87
Interbank and money market items	44,172,586,029.25
Liabilities payable on demand	4,773,249,875.80
Securities sold under repurchase agreements	-
Borrowings	21,788,100,112.19
Bank's liabilities under acceptance	621,361,556.33
Other liabilities	25,903,640,747.46
Total Liabilities	1,253,789,178,277.90
SHAREHOLDERS' EQUITY	
Paid-up share capital (registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	81,882,200,720.38
Other reserves and profit and loss account	38,261,331,701.20
Total Shareholders' Equity	139,231,961,361.58
Total Liabilities and Shareholders' Equity	1,393,021,139,639.48
Bank's liabilities under unmatured bills	10,068,444,799.93
Total	1,403,089,584,439.41

Non-Performing Loans for the quarter ended December 31, 2005 (10.94% of total loans before allowance for doubtful accounts)	100,573,077,474.24
Required provisioning for loan loss for the quarter ended Decemberr 31, 2005	48,147,699,612.78
Actual allowance for doubtful accounts	79,644,107,390.35
Loans to related parties	37,019,689,481.05
Loans to related asset management companies	9,262,960,000.00
Loans to related parties due to debt restructuring	12,735,920,454.66
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	131,828,086,475.75
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	7,501,670,806.27
Total liabilities	6,788,588.58
Significant contingent liabilities	
Avals to bills and guarantees of loans	11,487,510,956.98



Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

Unit : Baht

	"Unaudited" As at December 31, 2005	"Reviewed" As at September 30, 2005	Dec 05-Sep 05 Increase (Decrease) %	"Audited" As at December 31, 2004	Dec 05-Dec 04 Increase (Decrease) %
Assets					
Cash	34,152,169,579	26,020,464,330	31.3	30,455,876,023	12.1
Interbank and money market items	126,653,269,295	101,471,751,130	24.8	129,407,953,304	(2.1)
Securities purchased under resale agreements	5,100,000,000	18,400,000,000	(72.3)	32,030,000,000	(84.1)
Investment in securities, net	310,103,041,028	330,344,360,274	(6.1)	305,751,776,486	1.4
Loans	912,003,361,851	946,141,521,198	(3.6)	932,940,377,735	(2.2)
Accrued interest receivables	2,087,658,073	1,744,499,014	19.7	1,202,111,540	73.7
Less Allowance for doubtful accounts and for debt restructuring	(79,582,649,597)	(102,424,827,380)	(22.3)	(109,365,942,398)	(27.2)
Properties foreclosed, net	39,634,863,125	37,797,734,995	4.9	32,077,907,961	23.6
Customers' liabilities under acceptances	621,361,556	848,971,013	(26.8)	880,659,148	(29.4)
Premises and equipment, net	32,893,950,645	33,137,934,645	(0.7)	29,339,151,357	12.1
Other assets	9,354,114,084	12,086,868,125	(22.6)	15,215,132,726	(38.5)
Total Assets	1,393,021,139,639	1,405,569,277,344	(0.9)	1,399,935,003,882	(0.5)
Liabilities					
Deposits	1,156,530,239,957	1,167,696,243,483	(1.0)	1,186,111,453,208	(2.5)
Interbank and money market items	44,172,586,029	48,901,108,490	(9.7)	33,169,815,536	33.2
Liabilities payable on demand	4,773,249,876	4,328,127,694	10.3	4,036,962,120	18.2
Securities sold under repurchase agreements	-	2,000,000,000	(100.0)	-	0.0
Borrowings	21,788,100,112	21,579,911,562	1.0	38,429,122,171	(43.3)
Bank's liabilities under acceptances	621,361,556	848,971,013	(26.8)	880,659,148	(29.4)
Other liabilities	25,903,640,748	25,246,578,491	2.6	22,341,087,853	15.9
Total liabilities	1,253,789,178,278	1,270,600,940,733	(1.3)	1,284,969,100,036	(2.4)
Shareholders' Equity					
Paid-up share capital	19,088,428,940	9,088,428,940	0.0	19,088,428,940	0.0
Reserves and net profit after appropriation	81,882,200,720	81,882,200,720	0.0	63,842,577,523	28.3
Other reserves and profit and loss account	38,261,331,701	33,997,706,951	12.5	32,034,897,383	19.4
Total Shareholders' Equity	139,231,961,361	134,968,336,611	3.2	114,965,903,846	21.1
Total Liabilities and Shareholders' Equity	1,393,021,139,639	1,405,569,277,344	(0.9)	1,399,935,003,882	(0.5)



Document no.3

BANGKOK BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Unit : Baht

	December 31, 2005	September 30,2005	Increase (Decrease) %	December 31, 2004	Increase (Decrease) %
Interest and dividend income					
Interest on loans	11,775,272,947	10,497,419,111	12.2	10,136,633,009	16.2
Interest on interbank and money market items	1,100,835,633	983,873,764	11.9	890,838,284	23.6
Investments	2,924,898,370	2,591,891,253	12.8	2,315,254,554	26.3
Total interest and dividend income	15,801,006,950	14,073,184,128	12.3	13,342,725,847	18.4
Interest expenses					
Interest on deposits	3,374,191,422	2,752,822,210	22.6	2,562,355,084	31.7
Interest on interbank and money market items	281,510,535	229,602,184	22.6	146,074,478	92.7
Interest on borrowings	810,777,312	964,513,934	(15.9)	956,625,495	(15.2)
Total interest expenses	4,466,479,269	3,946,938,328	13.2	3,665,055,057	21.9
Net interest and dividend income	11,334,527,681	10,126,245,800	11.9	9,677,670,790	17.1
Bad debt and doubtful accounts and loss on debt restructuring	1,203,872,650	1,047,827,342	14.9	938,652,429	28.3
Non-interest income					
Gain on investments, net	(1,885,132)	(1,188,121,826)	99.8	1,254,833,269	(100.2)
Fees and service income	3,548,876,049	3,518,799,110	0.9	3,209,849,586	10.6
Gain on exchange, net	832,592,006	649,548,202	28.2	639,876,505	30.1
Other income	264,273,855	609,418,034	(56.6)	23,931,957	1,004.3
Total non-interest income	4,643,856,778	3,589,643,520	29.4	5,128,491,317	(9.4)
Non-interest expenses					
Personnel expenses	2,326,189,666	2,888,407,193	(19.5)	2,567,851,670	(9.4)
Premises and equipment expenses	1,492,804,772	1,323,003,890	12.8	1,222,919,922	22.1
Taxes and duties	615,146,495	562,739,863	9.3	584,059,690	5.3
Fees and service expenses	853,874,696	658,850,527	29.6	1,059,376,372	(19.4)
Contributions to the Financial Institutions Development Fund	1,113,125,937	1,110,058,167	0.3	1,089,698,739	2.1
Other expenses	2,537,055,743	1,024,067,897	147.7	1,968,640,385	28.9
Total non-interest expenses	8,938,197,309	7,567,127,537	18.1	8,492,546,778	5.2
Income before income tax	5,836,314,500	5,100,934,441	14.4	5,374,962,900	8.6
Income tax expenses	1,923,259,804	284,720,228	575.5	-	100.0
Net income	3,913,054,696	4,816,214,213	(18.8)	5,374,962,900	(27.2)
Earnings per share Baht	2.05	2.52	(18.7)	2.81	(27.0)



Document no.4

BANGKOK BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(UNAUDITED)

Unit : Baht

	2005	2004	Increase (Decrease)	%
Interest and dividend income				
Interest on loans	41,461,786,278	35,255,909,670	6,205,876,608	17.6
Interest on interbank and money market items	4,164,544,769	2,844,165,524	1,320,379,245	46.4
Investments	10,403,809,284	10,145,541,793	258,267,491	2.5
Total interest and dividend income	56,030,140,331	48,245,616,987	7,784,523,344	16.1
Interest expenses				
Interest on deposits	11,337,473,219	9,952,708,730	1,384,764,489	13.9
Interest on interbank and money market items	841,246,353	444,593,919	396,652,434	89.2
Interest on borrowings	3,641,149,219	5,137,855,596	(1,496,706,377)	(29.1)
Total interest expenses	15,819,868,791	15,535,158,245	284,710,546	1.8
Net interest and dividend income	40,210,271,540	32,710,458,742	7,499,812,798	22.9
Bad debt and doubtful accounts and loss on debt restructuring	4,308,503,554	4,170,737,388	137,766,166	3.3
Non-interest income				
Gain on investments, net	(828,014,368)	1,334,762,360	(2,162,776,728)	(162.0)
Fees and service income	13,625,095,340	12,207,125,358	1,417,969,982	11.6
Gain on exchange, net	2,963,137,701	2,586,025,900	377,111,801	14.6
Other income	1,933,555,549	1,712,684,027	220,871,522	12.9
Total non-interest income	17,693,774,222	17,840,597,645	(146,823,423)	(0.8)
Non-interest expenses				
Personnel expenses	9,887,996,364	8,902,828,094	985,168,270	11.1
Premises and equipment expenses	5,437,686,302	4,711,714,181	725,972,121	15.4
Taxes and duties	2,476,706,261	2,035,050,053	441,656,208	21.7
Fees and service expenses	2,646,377,701	3,186,161,446	(539,783,745)	(16.9)
Contributions to the Financial Institutions Development Fund	4,460,390,587	4,275,172,409	185,218,178	4.3
Other expenses	6,172,359,213	5,649,218,149	523,141,064	9.3
Total non-interest expenses	31,081,516,428	28,760,144,332	2,321,372,096	8.1
Income before income tax	22,514,925,780	17,620,174,667	4,893,851,113	27.8
Income tax expenses	2,207,980,032	-	2,207,980,032	100.0
Net income	20,306,045,748	17,620,174,667	2,685,871,081	15.2
Earnings per share Baht	10.64	9.23	1.41	15.3



Document No. 5

Summary of financial results

For the period ended December 31, 2005

Summary of significant items in 2005 — in Million Baht

Item	2005	2004	Year-on-year difference	Q4		Quarter-on-quarter difference
				2005	2004	
Net profit before tax	22,514	17,620	4,894	5,836	5,375	461
Net profit	20,306	17,620	2,686	3,913	5,375	(1,462)
Earnings per share	10.64	9.23	1.41	2.05	2.81	(0.76)
NII	40,210	32,710	7,500	11,335	9,678	1,657
NIM	2.87	2.33	0.54	3.30	2.74	0.56
Loans	912,003	932,940	(20,937)	912,003	932,940	(20,937)
Deposits	1,156,530	1,186,111	(29,581)	1,156,530	1,186,111	(29,581)
NPL	100,573	158,676	(58,103)	100,573	158,676	(58,103)
ROA	1.44	1.29	0.15	1.12	1.55	(0.43)
ROE	15.76	16.26	0.50	11.42	18.91	(7.49)

In 2005, Bangkok Bank reported a net profit before tax of Baht 22.5 billion, an increase of Baht 4.9 billion or 27.8 percent compared with 2004. Tax liabilities in the year amounted to Baht 2.2 billion, resulting in a net profit of Baht 20.3 billion, an increase of Baht 2.7 billion, or 15.2 percent from 2004. The increase in net profit is attributable to growth in net interest and dividend income of Baht 7.5 billion, which far exceeded a Baht 147 million decline in non-interest income and Baht 2.3 billion increase in non-interest expenses. The net interest margin for 2005 increased to 2.87 percent from 2.33 percent in 2004, and the average return on assets increased from 1.29 percent to 1.44 percent. However, the average return on equity declined from 16.26 percent to 15.76 percent.

Earnings per share increased from Baht 9.23 in 2004 to Baht 10.64 in 2005.



The Bank's total loans at the end of 2005 amounted to Baht 912.0 billion, a decrease of Baht 20.9 billion or 2.2 percent from the end of 2004. Total deposits amounted to Baht 1,156.5 billion, a decrease of Baht 29.6 billion or 2.5 percent.

Non-performing loans, as of December 31, 2005, totaled Baht 100.6 billion, a decrease of Baht 58.1 billion or 36.6 percent from December 31, 2004.

In 2005, the Bank paid dividends to holders of common shares of Baht 1.00 per share in May and Baht 0.75 per share in September.

For the fourth quarter of 2005, the Bank had a profit before tax of Baht 5.8 billion, an increase of Baht 461 million from 2004, while the net profit amounted to Baht 3.9 billion, a decrease of Baht 1.5 billion from the same quarter in 2004. This was due to corporate income tax expenses of Baht 1.9 billion.

In the fourth quarter of 2005, the Bank's net interest margin rose to 3.30 percent from 2.74 percent in the same period in 2004. However, average return on assets decreased from 1.55 percent to 1.12 percent and the average return on equity decreased from 18.91 percent to 11.42 percent for the same period.

Earnings per share came to Baht 2.05 in the fourth quarter of 2005 compared to Baht 2.81 in the same period last year.

Important items on the balance sheet

Total assets

Total assets, as of December 31, 2005, amounted to Baht 1,393.0 billion, a decrease of Baht 6.9 billion, or 0.5 percent, compared with December 31, 2004. Securities purchased under resale agreements, loans and interbank and money market items all declined while investments in securities increased. Significant items for the period were as follows:

In Million Baht

	2005	2004	Year-on-year difference
Total assets	1,393,021	1,399,935	(6,914)
Interbank and money market items	126,653	129,408	(2,755)
Securities purchased under resale agreements	5,100	32,030	(26,930)
Net investments in securities	310,103	305,752	4,351
Loans	912,003	932,940	(20,937)
Net foreclosed properties	39,635	32,078	7,557



- **Interbank and money market items**

As of December 31, 2005, interbank and money market items, amounted to Baht 126.7 billion, a drop of Baht 2.8 billion, or 2.1 percent, from 2004, as deposits at other financial institutions were reduced.

Securities purchased under resale agreements, as of December 31, 2005, amounted to Baht 5.1 billion, a decrease of Baht 26.9 billion or 84.1 percent from December 31, 2004.

- **Net investments in securities**

in Million Baht

	2005	2004	Year-on-year difference
Debt instruments	270,855	277,182	(6,327)
Equity instruments	39,248	28,570	10,678

Net investments, as of December 31, 2005, amounted to Baht 310.1 billion, an increase of Baht 4.4 billion, or 1.4 percent, from 2004, with investments in debt instruments amounting to Baht 270.9 billion, a decrease of Baht 6.3 billion. Investments in equities amounted to Baht 39.2 billion, an increase of Baht 10.7 billion, mainly due to the acquisition of shares as a result of debt restructuring activities.

- **Loans**

in Million Baht

	2005	2004	Year-on-year difference
Loans	912,003	932,940	(20,937)
Accrued interest receivables	2,088	1,202	886
Loans and accrued interest receivables	914,091	934,142	(20,051)
Allowance for doubtful accounts	(79,583)	(109,366)	29,783
Net loans and accrued interest receivables	834,508	824,776	9,732

Loans, as of December 31, 2005, amounted to Baht 912.0 billion, a decrease of Baht 20.9 billion, or 2.2 percent, from December 31, 2004, mainly due to the resolution of non-performing loans and write-offs while the Bank continued to extend new commercial loans and home loans.



- **Classified loans and allowance for doubtful accounts**

As of December 31, 2005, the Bank had loans and accrued interest receivables, classified in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004 as 'substandard' to 'doubtful of loss' totalling Baht 100.6 billion compared to Baht 158.7 billion a year ago, being a decline of Baht 58.1 billion or 36.6 percent.

Allowance for doubtful accounts, as of December 31, 2005, amounted to Baht 79.6 billion, a decrease of Baht 29.8 billion compared with December 31, 2004, mainly due to write-offs.

Classified loans and allowance for doubtful accounts — in Million Baht

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT **	Percent Reserves Required by BOT	Amount of Reserves Required by BOT***
Normal	793,716	359,863	1	3,599
Special Mentioned	19,790	4,978	2	100
Substandard	12,731	4,309	20	862
Doubtful	26,348	8,515	50	4,257
Doubtful of Loss	61,528	28,563	100 +	30,823
Total	**914,113**	**406,228**		**39,641**

Allowance for doubtful accounts as required by the BOT — In Million Baht

Allowance for doubtful accounts from classified loans	39,641
Revaluation allowance for debt restructuring	8,445
Total	**48,086**

Allowance for loan loss reserves and revaluation allowance for debt restructuring — In Million Baht

Total allowance for doubtful accounts as required by the BOT	48,086
Allowance established in excess of BOT's regulations	31,497
Total	**79,583**
Allowance for doubtful accounts as a percentage of BOT's minimum requirement	165.5%

* Excluding interbank and money market items amounting to Baht 7.5 billion



During 2005, the Bank restructured loans of Baht 76.9 billion. Non-performing loans (excluding accrued interest receivables but including interbank and money market items), defined in accordance with the Bank of Thailand's regulations, as of December 31, 2005, totaled Baht 100.6 billion, representing 10.9 percent of total outstanding loans. When compared to December 31, 2004, total NPLs fell by Baht 58.1 billion or 36.6 percent.

	In Million Baht
Non- performing loans (NPL)	100,573
Total loans used for NPL ratio calculation	919,505
NPL as percentage of total loans	10.9

- **Net foreclosed properties**

  Net foreclosed properties, as of December 31, 2005, amounted to Baht 39.6 billion, an increase of Baht 7.6 billion, or 23.6 percent, from December 31, 2004, as progress in negotiations with customers subsequently led to additional transfers of properties from debtors to the Bank.

Total liabilities in Million Baht

	2005	2004	Year-on-year difference
Deposits	1,156,530	1,186,111	(29,581)
Interbank and money market items*	44,173	33,170	11,003
Loans	21,788	38,429	(16,641)
Other liabilities	25,903	22,341	3,562
Total liabilities	**1,253,789**	**1,284,969**	**(31,180)**

* Interbank and money market items + securities purchased under resale agreement

Liabilities, as of December 31, 2005, totaled Baht 1,253.8 billion, down by Baht 31.2 billion, or 2.4 percent, from December 31, 2004, with deposits and borrowings declining, while interbank and money market items increased.

- **Deposits**

  Total deposits, as of December 31, 2005, amounted to Baht 1,156.5 billion, a drop of Baht 29.6 billion, or 2.5 percent, from December 31, 2004 with fixed deposits declining both in value and as a proportion of total deposits.



- **Interbank and money market liabilities**

Interbank and money market liabilities, as of December 31, 2005 totaled Baht 44.2 billion, an increase of Baht 11.0 billion, or 33.2 percent, from that on December 31, 2004, resulting from an increase in borrowings from other financial institutions.

- **Borrowings**

Borrowings, as of December 31, 2005 totaled Baht 21.8 billion, a decrease of Baht 16.6 billion, or 43.3 percent, compared with December 31, 2004, primarily because the Bank redeemed all the remaining Capital Augmented Preferred Securities (CAPS) amounting to Baht 17.6 billion on September 29, 2005.

- **Shareholders' equity**

Shareholders' equity, as of December 31, 2005, stood at Baht 139.2 billion, an increase of Baht 24.3 billion, or 21.1 percent, from December 31, 2004, due to the profit of Baht 20.3 billion for 2005 and an increase in the appraisal value for land and buildings of Baht 4.2 billion.

- **Capital fund and capital adequacy ratio**

in Million Baht

	2005	2004	Year-on-year difference
Tier 1 capital	99,416	96,095	3,321
Tier 2 capital	32,412	30,788	1,624
Total reserves	**131,828**	**126,883**	4,945

As a result of the redemption of the remaining Baht 17.6 billion in CAPS, the Bank's Tier 1 capital declined by Baht 13.2 billion. However, with the profit to June 2005 added to the capital base, the Bank's legal capital fund, as of December 31, 2005, totaled Baht 131.8 billion, and Tier 1 capital amounted to Baht 99.4 billion. The Bank's capital adequacy ratio and Tier 1 capital ratio according to the Bank of Thailand's guidelines were approximately 14.0 percent and 10.6 percent, respectively. With the inclusion of the second half profit for 2005, the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 15.0 percent and 11.5 percent, respectively.

Significant items in the statement of income for year 2005

Net profit

The Bank's net profit for 2005 amounted to Baht 20.3 billion, an increase of Baht 2.7 billion, or 15.2 percent from 2004. Net profit for the fourth quarter of 2005 decreased by Baht 1.5 billion, or 27.2 percent, to Baht 3.9 billion from that in the same period last year. Significant items were as follows:



- **Net interest and dividend income**

in Million Baht

	Q4		2005	2004
	2005	2004		
Interest and dividend income	15,801	13,343	56,030	48,246
▫ Loans	11,775	10,137	41,462	35,256
▫ Interbank and money market items	1,101	891	4,164	2,844
▫ Investments	2,925	2,315	10,404	10,146
Interest expenses	4,466	3,665	15,820	15,535
Net interest and dividend income	**11,335**	**9,678**	**40,210**	**32,711**
Net interest margins	3.30	2.74	2.87	2.33

- **Interest and dividend income**

Net interest and dividend income in 2005 amounted to Baht 40.2 billion, an increase of Baht 7.5 billion or 22.9 percent from 2004. Interest and dividend income increased by Baht 7.8 billion or 16.1 percent to Baht 56.0 billion due to an increase of Baht 6.2 billion in income from loans and an increase of Baht 1.3 billion from interbank and money market items, as a result of debt restructuring activities and higher interest rates.

In the fourth quarter of 2005, the Bank's net interest and dividend income totaled Baht 11.3 billion, an increase of Baht 1.7 billion compared with the same period in 2004. Interest and dividend income increased by Baht 2.5 billion or 18.4 percent to Baht 15.8 billion.

Interest expenses

Interest expenses totaled Baht 15.8 billion, an increase of Baht 285 million, or 1.8 percent, from 2004, due to increases in interest rates both in the domestic and international markets, which will result in interest expenses on deposits gradually increasing as deposits mature. Interest expenses in the fourth quarter of 2005 rose by Baht 801 million compared to the same quarter of 2004.

As interest and dividend income rose faster than interest expenses due to the lag effect, net interest margins rose from 2.33 percent in 2004 to 2.87 percent in 2005. Net interest margins in the fourth quarter of 2005 was 3.30 percent compared to 2.74 percent in the fourth quarter of 2004.

In 2005, provision expenses amounted to Baht 4.3 billion, an increase of Baht 138 million compared with 2004, and for the fourth quarter of 2005, provision expenses amounted to Baht 1.2 billion, an increase of Baht 265 million compared with the fourth quarter of 2004.



- Non-interest income

in Million Baht

	Q4		2005	2004
	2005	2004		
Fee and service income	3,549	3,210	13,625	12,207
Net profit from investments	(2)	1,255	(828)	1,335
Shared profit from investments	(36)	(443)	434	(92)
Net profit from foreign exchange	833	640	2,963	2,586
Other revenues	300	467	1,500	1,805
Total non-interest income	**4,644**	**5,129**	**17,694**	**17,841**

Non-interest income totaled Baht 17.7 billion, a decrease of Baht 147 million, or 0.8 percent, from 2004 with the significant items as follows:

In 2005, the Bank set aside provision for impairment in investments in debt instruments of Baht 2.0 billion, which resulted in a net loss from investment in securities of Baht 828 million. When compared with the net profit from investments of Baht 1.3 billion in 2004, the profit from investments for 2005 declined by Baht 2.2 billion.

Fees and service income amounted to Baht 13.6 billion, an increase of Baht 1.4 billion or 11.6 percent compared with that in 2004, mainly from growth in remittance and credit card services.

Profits from foreign exchange amounted to Baht 3.0 billion, an increase of Baht 377 million or 14.6 percent, largely due to growth in transaction volumes. The share of equity in subsidiaries and associates amounted to Baht 434 million, an increase of Baht 526 million from 2004.

In the fourth quarter of 2005, the Bank's non-interest income totaled Baht 4.6 billion, a decrease of Baht 485 million, or 9.4 percent, from the fourth quarter of 2004, with the significant items as follows:

In the fourth quarter of 2005, the Bank had a net loss from investments of Baht 2.0 million. This compares with a net profit of Baht 1.3 billion in the fourth quarter of 2004. The decline was largely due to the reduced profits from sale of equity instruments.

Fees and service income in the fourth quarter of 2005 amounted to Baht 3.5 billion, an increase of Baht 339 million or 10.6 percent compared with the same period in 2004, mainly from growth in remittances and credit card services.

Profits from foreign exchange amounted to Baht 833 million, an increase of Baht 193 million or 30.2 percent, largely due to growth in transaction volumes. The share of equity in subsidiaries and associates in the fourth quarter amounted to a loss of Baht 36 million, a decrease of Baht 407 million, compared with the fourth quarter of 2004.



- Non-interest expenses

in Million Baht

	Q4 2005	Q4 2004	2005	2004
Personnel expenses	2,326	2,568	9,888	8,903
Premises and equipment expenses	1,493	1,223	5,438	4,712
Taxes and duties	615	584	2,477	2,035
Fee and service expenses	854	1,059	2,646	3,186
Contribution to the Financial Institutions Development Fund	1,113	1,090	4,460	4,275
Other expenses	2,537	1,969	6,172	5,649
Total non-interest expenses	**8,938**	**8,493**	**31,081**	**28,760**

The Bank's non-interest expenses totaled Baht 31.1 billion, an increase of Baht 2.3 billion, or 8.1 percent, compared with 2004. Personnel expenses increased by Baht 985 million due to pay rises and special one-time payments for staff. Premises and equipment expenses rose by Baht 726 million due to an increase in depreciation expenses resulting from the higher appraised value of properties. There was also an increase of Baht 442 million in tax payments in line with increased revenues, and an increase of Baht 185 million in contributions to the Financial Institution Development Fund. However, fees and service expenses decreased by Baht 540 million. In 2005, the Bank set aside provisions for off-balance sheet contingencies amounting to Baht 720 million and provisioning for impairment of foreclosed properties of Baht 1.1 billion, a decline of Baht 394 million.

In the fourth quarter of 2005, the Bank's non-interest expenses amounted to Baht 8.9 billion, an increase of Baht 445 million, or 5.2 percent, compared with the same quarter of 2004 with the significant items as follows:

Personnel expenses decreased by Baht 242 million, while premises and equipment expenses rose by Baht 270 million.

Fees and service expenses decreased by Baht 205 million while tax expenses and contributions to the Financial Institution Development Fund increased by Baht 31 million and Baht 23 million respectively.

In the fourth quarter of 2005, the Bank set aside provisions for off-balance sheet contingencies amounting to Baht 720 million and provisions for impairment of foreclosed properties of Baht 366 million, a decrease of Baht 305 million.

- Other expenses

In 2005 the Bank had corporate income tax expenses of Baht 2.2 billion which resulted in a net profit after tax of Baht 20.3 billion.

The tax payment in the fourth quarter of 2005 amounted to Baht 1.9 billion, which resulted in a net profit after tax of Baht 3.9 billion for the quarter.


ธนาคารกรุงเทพ
Bangkok Bank

- **Bangkok Bank's deposit rates**

	December 30, 2005	September 30, 2005	June 30, 2005	December 30, 2004
MLR	6.50%	6.0%	5.75%	5.75%
MOR	6.75%	6.25%	6.0%	6.0%
MRR	7.00%	6.5%	6.25%	6.25%
Savings deposits	0.75%	0.75%	0.75%	0.75%
3-month fixed deposits	2.00 - 2.75%	1.50%	1.0%	1.0%
6-month fixed deposits	2.25 - 3.00%	1.75%	1.0%	1.0%
12-month fixed deposits	2.50 - 3.25%	2.0%	1.0%	1.0%